October 27, 2008

Mail Stop 6010

Justin J. O'Neill
Opnext, Inc.
Senior Vice President and General Counsel
1 Christopher Way
Eatontown, New Jersey 07724

> **Re:** **Opnext, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 21, 2008**
> **File No. 333-152867**

Dear Mr. O'Neill:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Structure of the Merger, page 65

1. We note your response to prior comment 1. It is unclear where you have provided disclosure regarding the purpose and effect of the "two-step" merger structure. Please revise. For example, disclose whether the structure is necessary to qualify the transaction as a reorganization and whether it is designed to ensure specific tax consequences in the event the transaction does not qualify as a reorganization. Also discuss why the intended tax results could not be accomplished through a one-step process or a forward merger of StrataLight into you or a company controlled by you.

StrataLight Support Agreement, page 83

2.   We note your response to prior comment 2. Please provide tabular disclosure regarding (1) each StrataLight stockholder who is a party to the support agreement; (2) the relationship of those holders to StrataLight; (3) the number and percent of common and/or preferred stock held by those holders; and (4) the percentage of total voting control they hold as a group.

3.   If Galleon, Entrepia and Crosslink each hold more than 5% of StrataLight's outstanding preferred stock, as noted in your response to prior comment 2, then please tell us why Galleon and Entrepia are not included in the beneficial ownership table on page 140 and why Crosslink was not included in that table in your initial filing. Also, please tell us whether these entities held more than 5% of StrataLight's equity securities at the time they entered the support agreements. If they did not, please expand your response to discuss how the agreement by those entities to vote in favor of the transaction is consistent with Section 5 of the Securities Act.

Signatures, page II-5

4.   Please include below the second paragraph of text on this page the signatures of at least a majority of your board of directors.

* * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): David S. Allinson, Esq.—Latham & Watkins, LLP